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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 5
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

TRINA SOLAR LIMITED
(Name of the Issuer)

Trina Solar Limited
Fortune Solar Holdings Limited
Red Viburnum Company Limited
Mr. Jifan Gao
Ms. Chunyan Wu
Wonder World Limited
Jiangsu Panji Investment Co., Ltd.
Shanghai Xingjing Investment Management Co., Ltd.
Great Zhongou Asset Management (Shanghai) Co., Ltd.
Tibet Great Zhongou New Energy Investment Co., Ltd.
Liuan Xinshi Asset Management Co., Ltd.
Changzhou Ruitai Venture Investment Management Co., Ltd.
Mr. Li Zhu
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00001 per share
American Depositary Shares, each representing 50 Ordinary Shares
(Title of Class of Securities)

89628E104
(CUSIP Number)

Trina Solar Limited No. 2 Tian He Road Electronics Park, New District Changzhou, Jiangsu 213031 People's Republic of China Tel: (+86) 519 8158 8726	Fortune Solar Holdings Limited No. 2 Tian He Road Electronics Park, New District Changzhou, Jiangsu 213031 People's Republic of China Tel: (+86) 519 8517 6806
Red Viburnum Company Limited No. 2 Tian He Road Electronics Park, New District Changzhou, Jiangsu 213031 People's Republic of China Tel: (+86) 519 8517 6806	Mr. Jifan Gao Ms. Chunyan Wu Wonder World Limited No. 2 Tian He Road Electronics Park, New District Changzhou, Jiangsu 213031 People's Republic of China Tel: (+86) 519 8517 6806
Jiangsu Panji Investment Co., Ltd. Suite 2001, Building 5, Times Business Square New North District, Changzhou, Jiangsu 213022 People's Republic of China Tel: (+86) 519 8517 6806	Shanghai Xingjing Investment Management Co., Ltd. Floor 29, China Merchant Bank Shanghai Plaza, 1088 Lujiazui Ring Road Pudong, Shanghai 200122 People's Republic of China Tel: (+86) 21 2065 5537
Great Zhongou Asset Management (Shanghai) Co., Ltd. 8th Floor, Bank of East Asia Finance Tower 66 Hua Yuan Shi Qiao Road Shanghai 200120 People's Republic of China Tel: (+86) 21 6860 9600	Tibet Great Zhongou New Energy Investment Co., Ltd. 8th Floor, Bank of East Asia Finance Tower 66 Hua Yuan Shi Qiao Road Shanghai 200120 People's Republic of China Tel: (+86) 21 6860 9600

Liuan Xinshi Asset Management Co., Ltd. Floor 6, Agriculture Science Building, South Meishan Road, Liuan, Anhui 237001 People's Republic of China Tel: (+86) 564 3319 533	Changzhou Ruitai Venture Investment Management Co., Ltd.
Mr. Li Zhu
Room 508, Building B
No. 3 High-Tech Park, New District
Changzhou, Jiangsu 213002
People's Republic of China
Tel: (+86) 510 8108-1861
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
David T. Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Tel: (+852) 3761 3300	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People's Republic of China Telephone: (+86) 10 6535 5577

This statement is filed in connection with (check the appropriate box):

☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$1,007,222,725	$101,427.33

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.232 for 4,212,500,688 outstanding Shares of the issuer subject to the transaction plus (b) the product of options to purchase 94,930,350 Shares multiplied by $0.078 per option (which is the difference between the $0.232 per share merger consideration and the weighted average exercise price of $0.154 per share) plus (c) the product of 97,060,337 restricted shares multiplied by $0.232 per share ((a), (b) and (c) together, the "Transaction Valuation").

** Previously paid. The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Page

Item 15	Additional Information	2
Item 16	Exhibits	4

INTRODUCTION

              This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Trina Solar Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.00001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing 50 Shares ("ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Fortune Solar Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) Red Viburnum Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (d) Mr. Jifan Gao, chairman and chief executive officer of the Company (the "Chairman"); (e) Ms. Chunyan Wu, a citizen of the People's Republic of China, the spouse of the Chairman; (f) Wonder World Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (together with the Chairman and Ms. Chunyan Wu, the "Rollover Securityholders"); (g) Jiangsu Panji Investment Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (h) Shanghai Xingjing Investment Management Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (i) Great Zhongou Asset Management (Shanghai) Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (j) Tibet Great Zhongou New Energy Investment Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (k) Liuan Xinshi Asset Management Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (l) Changzhou Ruitai Venture Investment Management Co., Ltd., a limited liability company incorporated under the laws of the People's Republic of China; and (m) Mr. Li Zhu, a citizen of the People's Republic of China. Filing Persons (b) through (l) are collectively referred to herein as the "Buyer Group."

              This Transaction Statement relates to the agreement and plan of merger, which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the merger agreement (the "plan of merger"), dated as of August 1, 2016, as amended on October 18, 2016 (the "merger agreement") by and among Parent, Merger Sub and the Company. The merger agreement and the plan of merger were approved and authorized by the Company's shareholders at the extraordinary general meeting of shareholders of the Company held on December 16, 2016 and the other conditions to the closing of the merger (as described below) were met. Merger Sub was merged with and into the Company (the "merger"), with the Company continuing as the surviving company resulting from the merger.

              This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the transaction statement.

              All information contained in this transaction statement concerning each Filing Person has been supplied by such Filing Person.

Item 15    Additional Information

              Item 15(c) is hereby amended and supplemented as follows:

              On December 16, 2016, at 10:00 am (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at the board room, Changzhou Trina Solar Energy Co., Ltd., No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu, People's Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.

              On March 1, 2017, with the consent of other members of the Buyer Group, Xingsheng assigned all of its rights and obligations under the merger agreement and other transaction agreements to Xingjing and its affiliates. After such assignment, Xingjing and its affiliates beneficially owned 35% of the Company after the merger and the ownership interest of other members of the Buyer Group (except Xingsheng) remained unchanged. Xingsheng withdrew from the Buyer Group and terminated its participation in the merger concurrently with the completion of the assignment.

              On March 13, 2017, the Company filed the plan of merger with the Registrar of Companies of the Cayman Islands and the merger became effective on March 13, 2017. As a result of the merger, the Company became wholly owned by Parent.

              Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) beneficially owned by the Rollover Securityholders (the "Rollover Securities"), (b) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the effective time of the merger, (c) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of Company share awards (each a "Company Share Award") issued by the Company under any Company Share Plan (as defined below), and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters' rights under the Companies Law, Cap. 22 (Law 3 of 1961 as consolidated and revised) of the Cayman Islands ("Cayman Islands Companies Law") (the "Dissenting Shares") (Shares described under (a) through (d) above are collectively referred to herein as the "Excluded Shares"), was cancelled in exchange for the right to receive $0.232 in cash without interest, and for the avoidance of doubt, because each ADS represents 50 Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) represents the right to surrender the ADS in exchange for $11.60 in cash per ADS without interest (less $0.05 per ADS cancellation fees and (if applicable) up to $0.02 per ADS depositary services fee pursuant to the terms of the deposit agreement (the "deposit agreement"), dated December 2, 2008, by and among the Company, The Bank of New York Mellon, (the "ADS depositary") and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares were cancelled for no consideration. The Dissenting Shares were cancelled for the right to receive payment of their fair value as determined in accordance with the Cayman Islands Companies Law.

              At the effective time of the merger, (i) each option to purchase Shares granted under the Company's Amended and Restated Share Incentive Plan, effective as of August 28, 2014 (the "Company Share Plan") that was issued and outstanding immediately prior to the effective time and vested on or prior to the effective time was cancelled in exchange for the right to receive, as soon as practicable (and in any event no more than five business days) after the effective time of the merger, an amount equal to the product of (a) the excess of $0.232 over the exercise price payable per Share under such option, if any, in cash, without interest and net of any applicable withholding taxes multiplied by (b) the total number of

Shares issuable under such option immediately prior to the effective time, (ii) each option to purchase Shares granted under the Company Share Plan that was issued and outstanding immediately prior to the effective time and was not vested on or prior to the effective time was cancelled in exchange for the right to receive a restricted cash award subject to the same vesting conditions and schedules applicable to such option, in an amount equal to the product of (a) the excess of $0.232 over the exercise price payable per Share under such option, if any, in cash, without interest and net of any applicable withholding taxes multiplied by (b) the total number of Shares issuable under such option immediately prior to the effective time, and (iii) each restricted share awarded under the Company Share Plan immediately prior to the effective time was cancelled in exchange for the right to receive a restricted cash award subject to the same vesting conditions and schedules applicable to such restricted share, in an amount equal to the product of (a) $0.232 and (b) the total number of Shares underlying such restricted share, without interest and net of any applicable withholding taxes.

              Under the terms of the rollover and support agreement entered into by and among Parent and the Rollover Securityholders (the "Rollover and Support Agreement") concurrently with the consummation of the merger, (i) the Rollover Securities were cancelled for no consideration; (ii) the Rollover Securityholders have subscribed for the number of newly issued ordinary shares of Parent as set forth in the Rollover and Support Agreement; and (iii) the Rollover Securityholders have voted the Rollover Securities in favor of the merger, in each case, upon the terms and conditions set forth therein.

              As the merger was consummated, each holder of Company Convertible Notes (as defined below) has the option to require the surviving company to repurchase such holder's Company Convertible Notes for a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the applicable fundamental change repurchase date as defined under the applicable Indenture Agreements (as defined below). Furthermore, after the effective time of the merger but prior to and including the second business day prior to the applicable fundamental change repurchase date, each holder of Company Convertible Notes is entitled, subject to the terms and conditions of the applicable Indenture Agreements, to convert such holder's Company Convertible Notes into the right to receive an amount in cash for each $1,000 principal amount of the Company Convertible Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the conversion rate as defined in the applicable Indenture Agreements plus any entitled increase in the conversion rate as determined pursuant to the applicable Indenture Agreements. For holders of the 3.5% Notes (as defined below), the conversion rate is 90.6882 ADSs per $1,000 principal amount of notes, giving them the right to receive an amount of $1,051.9831 for each $1,000 principal amount of notes. For holders of the 4.0% Notes (as defined below), the conversion rate is 68.0851 ADSs per $1,000 principal amount of notes, giving them the right to receive $789.7872 for each $1,000 principal amount of notes. After the second business day prior to the applicable fundamental change repurchase date, each holder of the Company Convertible Notes, to the extent such holder has not exercised its right to require the surviving company to repurchase such holder's Company Convertible Notes, will be entitled to convert such Company Convertible Notes into the right to receive an amount in cash for each $1,000 principal amount of the Company Convertible Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the conversion rate as defined in the applicable Indenture Agreements, which for the holders of the 3.5% Notes gives them the right to receive $811.1892 for each $1,000 principal amount of notes and for the holders of 4.0% Notes gives them the right to receive $789.7872 for each $1,000 principal amount of notes. As used herein, the term "Company Convertible Notes" means, collectively, the Company's 3.5% convertible senior notes due June 15, 2019 (the "3.5% Notes") that were issued pursuant to the indenture, dated June 11, 2014, as amended or supplemented, by and between the Company and Wilmington Trust, National Association, as trustee (the "3.5% Notes Indenture"), the Company's 4.0% convertible senior notes due October 15, 2019 (the "4.0% Notes") that were issued pursuant to the indenture, dated October 6, 2014, as amended or supplemented, by and between the Company and Wilmington Trust, National Association, as trustee (the "4.0% Notes Indenture" and together with the 3.5% Notes Indenture, the "Indenture Agreements").

              As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange ("NYSE"), and the Company will cease to be a publicly traded company. The Company has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the ordinary shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16  Exhibits

  (a)-(1)
  *** Proxy Statement of the Company dated November 4, 2016.

  (a)-(2)
  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3)
  Form of Proxy Card, incorporated herein by reference to Annex H to the proxy statement.

  (a)-(4)
  Form of ADS Voting Instructions Card, incorporated herein by reference to Annex I to the proxy statement.

  (a)-(5)
  Press Release issued by the Company, dated August 1, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 1, 2016.

  (a)-(6)
  Press Release issued by the Company, dated November 7, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 7, 2016.

  (a)-(7)
  Press Release issued by the Company, dated December 7, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 7, 2016.

  (a)-(8)
  Press Release issued by the Company, dated December 16, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 16, 2016.

  (a)-(9)
  Press Release issued by the Company, dated March 13, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 13, 2017.

  (b)-(1)
  * Debt Commitment Letter, dated July 31, 2016, by and between Jiangsu Panji Investment Co., Ltd. and Industrial Bank Co., Ltd.

  (b)-(2)
  ** Amended and Restated Equity Commitment Letter, dated September 30, 2016, by and among Parent, Changzhou Trina Solar Energy Co., Ltd. (a limited liability company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company, "TCZ") and Jiangsu Panji Investment Co., Ltd.

  (b)-(3)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Industrial Bank Co., Ltd. and Shanghai Xingsheng Equity Investment & Management Co., Ltd.

  (b)-(4)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Industrial Bank Co., Ltd. and Shanghai Xingjing Investment Management Co., Ltd.

  (b)-(5)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Great Zhongou Asset Management (Shanghai) Co., Ltd. and Tibet Great Zhongou New Energy Investment Co., Ltd.

  (b)-(6)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ and Liuan Xinshi Asset Management Co., Ltd.

  (b)-(7)
  ** Equity Commitment Letter, dated September 30, 2016, by and among Parent, TCZ and Changzhou Ruitai Venture Investment Management Co., Ltd.

  (c)-(1)
  Opinion of Citigroup Global Markets Inc., dated August 1, 2016, incorporated herein by reference to Annex B to the proxy statement.

  (c)-(2)
  * Discussion Materials prepared by Citigroup Global Markets Inc. for discussion with the special committee of the board of directors of the Company, dated August 1, 2016.

  (d)-(1)
  Agreement and Plan of Merger, dated August 1, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2)
  Amendment No. 1 to Agreement and Plan of Merger, dated October 18, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

  (d)-(3)
  Rollover and Support Agreement, dated August 1, 2016, by and among Parent and the Rollover Securityholders, incorporated herein by reference to Annex E to the proxy statement.

  (d)-(4)
  Limited Guarantee, dated August 1, 2016, by Jiangsu Panji Investment Co., Ltd., Industrial Bank Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd, Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., in favor of TCZ, incorporated herein by reference to Annex F to the proxy statement.

  (d)-(5)
  Assignment and Assumption Agreement to Limited Guarantee, dated September 30, 2016, by and between Jiangsu Panji Investment Co., Ltd. and Changzhou Ruitai Venture Investment Management Co., Ltd., in favor of TCZ, incorporated herein by reference to Annex F to the proxy statement.

  (d)-(6)
  English translation of the Consortium Agreement, dated July 31, 2016, by Mr. Jifan Gao, Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., incorporated herein by reference to Annex G to the proxy statement.

  (d)-(7)
  English translation of the Adherence Agreement to the Consortium Agreement, dated August 24, 2016, by Changzhou Ruitai Venture Investment Management Co., Ltd., incorporated herein by reference to Annex G to the proxy statement.

  (f)-(1)
  Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement.

  (f)-(2)
  Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

*
Previously filed on August 26, 2016.

**
Previously filed on September 30, 2016.

***
Previously filed on November 4, 2016.

SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Date: March 13, 2017

Trina Solar Limited
By:	/s/ Sean Shao
Name: Sean Shao
Title: Member of the Special Committee

Fortune Solar Holdings Limited
By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

Red Viburnum Company Limited
By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

Jifan Gao
/s/ Jifan Gao

Chunyan Wu
/s/ Chunyan Wu

Wonder World Limited
By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Authorized Signatory

Jiangsu Panji Investment Co., Ltd.
By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

Shanghai Xingjing Investment Management Co., Ltd.
[Company chop is affixed]
By:	/s/ Ming Ouyang
Name: Ming Ouyang
Title: Executive Director

Great Zhongou Asset Management (Shanghai) Co., Ltd.
[Company chop is affixed]
By:	/s/ Bu Tang
Name: Bu Tang
Title: Chairman

Tibet Great Zhongou New Energy Investment Co., Ltd.
[Company chop is affixed]
By:	/s/ Ran Xu
Name: Ran Xu
Title: General Manager

Liuan Xinshi Asset Management Co., Ltd.
By:	/s/ Zhizhong Cheng
Name: Zhizhong Cheng
Title: General Manager

Changzhou Ruitai Venture Investment Management Co., Ltd.
[Company chop is affixed]
By:	/s/ Li Zhu
Name: Li Zhu
Title: Executive Director

Li Zhu
/s/ Li Zhu

Exhibit Index

  (a)-(1)
  *** Proxy Statement of the Company dated November 4, 2016.

  (a)-(2)
  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3)
  Form of Proxy Card, incorporated herein by reference to Annex H to the proxy statement.

  (a)-(4)
  Form of ADS Voting Instructions Card, incorporated herein by reference to Annex I to the proxy statement.

  (a)-(5)
  Press Release issued by the Company, dated August 1, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 1, 2016.

  (a)-(6)
  Press Release issued by the Company, dated November 7, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 7, 2016.

  (a)-(7)
  Press Release issued by the Company, dated December 7, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 7, 2016.

  (a)-(8)
  Press Release issued by the Company, dated December 16, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 16, 2016.

  (a)-(9)
  Press Release issued by the Company, dated March 13, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 13, 2017.

  (b)-(1)
  * Debt Commitment Letter, dated July 31, 2016, by and between Jiangsu Panji Investment Co., Ltd. and Industrial Bank Co., Ltd.

  (b)-(2)
  ** Amended and Restated Equity Commitment Letter, dated September 30, 2016, by and among Parent, Changzhou Trina Solar Energy Co., Ltd. (a limited liability company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company, "TCZ") and Jiangsu Panji Investment Co., Ltd.

  (b)-(3)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Industrial Bank Co., Ltd. and Shanghai Xingsheng Equity Investment & Management Co., Ltd.

  (b)-(4)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Industrial Bank Co., Ltd. and Shanghai Xingjing Investment Management Co., Ltd.

  (b)-(5)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Great Zhongou Asset Management (Shanghai) Co., Ltd. and Tibet Great Zhongou New Energy Investment Co., Ltd.

  (b)-(6)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ and Liuan Xinshi Asset Management Co., Ltd.

  (b)-(7)
  ** Equity Commitment Letter, dated September 30, 2016, by and among Parent, TCZ and Changzhou Ruitai Venture Investment Management Co., Ltd.

  (c)-(1)
  Opinion of Citigroup Global Markets Inc., dated August 1, 2016, incorporated herein by reference to Annex B to the proxy statement.

  (c)-(2)
  * Discussion Materials prepared by Citigroup Global Markets Inc. for discussion with the special committee of the board of directors of the Company, dated August 1, 2016.

  (d)-(1)
  Agreement and Plan of Merger, dated August 1, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2)
  Amendment No. 1 to Agreement and Plan of Merger, dated October 18, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

  (d)-(3)
  Rollover and Support Agreement, dated August 1, 2016, by and among Parent and the Rollover Securityholders, incorporated herein by reference to Annex E to the proxy statement.

  (d)-(4)
  Limited Guarantee, dated August 1, 2016, by Jiangsu Panji Investment Co., Ltd., Industrial Bank Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd, Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., in favor of TCZ, incorporated herein by reference to Annex F to the proxy statement.

  (d)-(5)
  Assignment and Assumption Agreement to Limited Guarantee, dated September 30, 2016, by and between Jiangsu Panji Investment Co., Ltd. and Changzhou Ruitai Venture Investment Management Co., Ltd., in favor of TCZ, incorporated herein by reference to Annex F to the proxy statement.

  (d)-(6)
  English translation of the Consortium Agreement, dated July 31, 2016, by Mr. Jifan Gao, Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., incorporated herein by reference to Annex G to the proxy statement.

  (d)-(7)
  English translation of the Adherence Agreement to the Consortium Agreement, dated August 24, 2016, by Changzhou Ruitai Venture Investment Management Co., Ltd., incorporated herein by reference to Annex G to the proxy statement.

  (f)-(1)
  Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement.

  (f)-(2)
  Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

*
Previously filed on August 26, 2016.

**
Previously filed on September 30, 2016.

***
Previously filed on November 4, 2016.